UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Change of Auditor

On December 24, 2025, the audit committee of the Board of Directors (the “Audit Committee”) of YD Bio Limited (the “Company”) dismissed ARK Pro CPA & Co (“ARK Pro”) as the Company’s independent registered public accounting firm, and then approved MaloneBailey, LLP (“MaloneBailey”) as ARK Pro’s replacement. Both actions were effective immediately.

ARK Pro was appointed as the Company’s independent registered public accounting firm on September 17, 2025, for the fiscal year ending December 31, 2025. From September 17, 2025 through December 24, 2025, ARK Pro and the Company did not have any disagreements on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures (the “reportable events” as that term is described in Item 16F of Form 20-F) which, had such reportable events not been resolved to the satisfaction of ARK Pro, would have caused ARK Pro to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

The Company provided ARK Pro with a copy of the forgoing disclosure and requested that ARK Pro furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not ARK Pro agrees with the above statements and, if not, stating the respects in which ARK Pro does not agree. A copy of ARK Pro’s letter, dated January 6, 2026, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent financial years, and through December 24, 2025, neither the Company nor anyone acting on the Company’s behalf consulted MaloneBailey with respect to any matters or reportable events set forth in Item 16F of Form 20-F

Exhibit Index

Exhibit No.
16.1	Letter from ARK Pro CPA & Co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 6, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

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